Filed By Transocean Ltd. (Commission File No. 000-53533)

And Transocean Inc. (Commission File No. 005-60501)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Songa Offshore SE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 18, 2018

TRANSOCEAN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	000-53533	98-0599916
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

Turmstrasse 30
6312 Steinhausen
Switzerland	CH-6312
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: +41 (22) 930-9000

(Former name or former address, if changed since last report)

Turmstrasse 30

6300 Zug

Switzerland

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01     Other Events

On January 18, 2018, Transocean Ltd. (NYSE: RIG) (“Transocean”) announced that it concluded its extraordinary general meeting of shareholders (the “EGM”) approving all of the proposals related to the acquisition of Songa Offshore SE (“Songa Offshore”). A copy of the press release announcing shareholder approval of the EGM is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01     Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release Announcing Shareholder Approval of Acquisition of Songa Offshore SE

Additional Information and Where to Find It

In connection with the offer to acquire all of the outstanding shares of Songa Offshore (the “Transaction”), Transocean has filed with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”) and Transocean and Transocean Inc. (“TINC”) (collectively referred to as the “Offeror”) have filed a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the consideration shares and exchangeable bonds to be issued in the Transaction (the “Prospectus”).  Transocean has mailed the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and the Offeror will distribute the Prospectus to certain securityholders of Songa Offshore in the United States in connection with the transaction and related Offer contemplated by the Transaction Agreement. Transocean Ltd. and TINC are also expected to file an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: www.sec.gov. In addition, shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and TINC with the SEC from Transocean’s website at: www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and TINC may file with the SEC in connection with the proposed transaction. The final terms and further provisions regarding the Offer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and TINC with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Cautionary Statement About Forward Looking Statements

Any statements in this Form 8-K that are not historical facts may be forward-looking statements that involve certain risks, uncertainties and assumptions. All forward-looking statements included in this Form 8-K are based on information available to the company as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the final results of tabulating the votes cast at the EGM, as well as the other risks and uncertainties included in the company’s definitive Proxy Statement with regard to the EGM, which was filed with the SEC on December 15, 2017, or in the company’s most recent Form 10-K, Forms 10-Q and other filings with the SEC. No forward-looking statements in this Form 8-K should be relied upon as representing the company’s views or expectations as of any subsequent date, and the company does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSOCEAN LTD.

Date: January 18, 2018	By:	/s/ Daniel Ro-Trock
Daniel Ro-Trock
Authorized Person

EXHIBIT 99.1

TRANSOCEAN LTD. SHAREHOLDERS APPROVE ACQUISITION OF SONGA OFFSHORE SE

Steinhausen, Switzerland — January 18, 2018 — Transocean Ltd. (NYSE: RIG) announced today that it concluded its extraordinary meeting of shareholders (“EGM”) approving all of the proposals related to the acquisition of Songa Offshore SE.

“We are extremely pleased that shareholders have overwhelmingly approved our acquisition of Songa Offshore,” said Jeremy Thigpen, President and CEO. “With this acquisition, we add to our industry leading backlog, providing more visibility to future earnings and cash flows. As importantly, we enhance our industry leading harsh environment fleet in the midst of a strengthening global harsh environment market.”

About Transocean

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. The company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world.

Transocean owns or has partial ownership interests in, and operates a fleet of 39 mobile offshore drilling units consisting of 26 ultra-deepwater floaters, seven harsh environment floaters, two deepwater floaters and four midwater floaters. In addition, Transocean has three ultra-deepwater drillships under construction or under contract to be constructed. The company also operates two high-specification jackups that were under drilling contracts when the rigs were sold, and the company continues to operate these jackups until completion or novation of the drilling contracts.

For more information about Transocean, please visit: www.deepwater.com.

Forward-Looking Statements

Any statements in this release that are not historical facts may be forward-looking statements that involve certain risks, uncertainties and assumptions. All forward-looking statements included in this release are based on information available to the company as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the final results of tabulating the votes cast at the EGM, as well as the other risks and uncertainties included in the company’s Definitive Proxy Statement with regard to the EGM, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 15, 2017, or in the company’s most recent Form 10-K, Forms 10-Q and other filings with the SEC. No forward-looking statements in this release should be relied upon as representing the company’s views or expectations as of any subsequent date, and the company does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Additional Information

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Analyst Contacts:

Bradley Alexander

+1 713-232-7515

Diane Vento

+1 713-232-8015

Media Contact:

Pam Easton

+1 713-232-7647